February 12, 2025

Robert Kraft
Chief Financial Officer
Hillman Solutions Corp.
1280 Kemper Meadow Drive
Cincinnati, Ohio 45240

       Re: Hillman Solutions Corp.
           Form 10-K for the Fiscal Year Ended December 30, 2023
           Filed February 22, 2024
           Response dated January 31, 2025
           File No. 001-39609
Dear Robert Kraft:

       We have reviewed your January 31, 2025 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our January
27, 2025 letter.

Response letter dated January 31, 2025
Form 8-K filed November 5, 2024
Exhibit 99.1
Non-GAAP Financial Measures, page 8

1.     We note your response to prior comment 1, however, we do not consider the
       adjustment for the customer bankruptcy reserve to be appropriate due to its nature and how it relates to your revenue generating activities. As previously requested, please remove the adjustment to comply with guidance outlined in Question
100.01 of the
       Division of Corporation Finance   s Compliance & Disclosure
Interpretations on Non-
       GAAP Financial Measures.
 February 12, 2025
Page 2

       Please contact Dale Welcome at 202-551-3865 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing